Form 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1 Name and Address of Company

Mako Mining Corp. ("Mako" or the "Company")
 700 - 838 West Hastings Street
 Vancouver, British Columbia
 V6C 0A6

Item 2 Date of Material Change

March 23, 2026

Item 3 News Release

A news release issued on March 24, 2026 (the "News Release") was disseminated by Mako through Accesswire and was subsequently filed under Mako's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On March 23, 2026, Mako, through its wholly-owned subsidiary Mako US Corp., completed the acquisition (the "Acquisition") of 100% of the legal registered membership interests of Mt. Hamilton LLC, the owner of the Mt. Hamilton project in Nevada, USA (the "Mt. Hamilton Project"), from Sailfish Royalty Corp. ("Sailfish").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 23, 2026, further to obtaining the approval of the shareholders of Mako on March 3, 2026, Mako completed the Acquisition of the Mt. Hamilton Project from Sailfish. The Acquisition was completed pursuant to the terms of an amended and restated purchase and sale agreement dated February 14, 2026, among Mako, Mako US Corp. and Sailfish, and an amended and restated gold purchase agreement dated February 14, 2026 (the "A&R Gold Purchase Agreement") between Mako and Sailfish (collectively, the "Transaction Agreements").

Pursuant to the terms of the A&R Gold Purchase Agreement, Mako will satisfy the US$40 million purchase price for the Acquisition through the grant to Sailfish of the following steam as consideration:

• during the initial 60 months of the stream, Sailfish will purchase from Mako approximately 341.7 troy ounces of gold per month at a price equal to 20% of the London Bullion Market Association PM Fix price, subject to a floor of US$2,700 per ounce and a cap of US$3,700 per ounce; and

• during the final 72 months of the stream, Sailfish will purchase from Mako approximately 100 troy ounces of gold per month at a price equal to 20% of the London Bullion Market Association PM Fix price.

Mako's obligations under the A&R Gold Purchase Agreement will be secured in favour of Sailfish by first-ranking security interests over all current and future assets of Mako and certain of its subsidiaries that hold a direct or indirect interest in the Mt. Hamilton Project.

Please refer to Mako's news release dated February 18, 2026, as well as the management information circular dated December 23, 2025 (the "Circular"), as supplemented by the circular supplement dated February 14, 2026 (the "Supplement") for further details of the Acquisition and the Transaction Agreements. The Transaction Agreements, the Circular and the Supplement are each available for review under Mako's SEDAR+ profile at www.sedarplus.ca.

Related Party Transaction

As both Mako and Sailfish are controlled by Wexford Capital LP, or private investment funds controlled by Wexford, Sailfish is considered to be a related party of Mako, and each of Mako and Sailfish are considered to be related parties of Wexford. As a result, the Acquisition constituted a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Pursuant to Section 5.5(a) and 5.7(1) of MI 61-101, Mako was exempt from securities law requirements to obtain a formal valuation and minority approval of its shareholders for the related party transaction under the requirements of MI 61-101 on the basis that the fair market value of the transaction is below 25% of Mako's market capitalization, as determined in accordance with MI 61-101.

Advisors and Counsel

Stifel Canada acted as financial advisor to the special committee of Mako and was paid a C$100,000 financial advisory fee. Cassels Brock & Blackwell LLP acted as Canadian legal counsel and Spencer Fane LLP acted as United States legal counsel.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

 No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Akiba Leisman
Chief Executive Officer
Tel: 917-558-5289
Email: aleisman@makominingcorp.com

Item 9 Date of Report

April 1, 2026

Cautionary Note Regarding Forward Looking Information

Certain statements herein contain forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements with respect to Mako's obligations under its stream to Sailfish and the security interests to be granted in connection with the stream. Forward-looking statements or information often can be identified by the use of words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan," "may," or "should" and the variations or comparable terminology of these words are intended to identify forward-looking statements and information. Management of the Company has made certain assumptions in connection with making such statements, including, without limitation, assumptions about general business and economic conditions, and the gold mining, development and exploration industry generally. Although management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include, without limitation, risks relating to business and economic conditions in the gold mining, development and exploration industry generally; changes in the Company's ability to satisfy deliverable gold under the stream and Sailfish's ability to enforce its security over the Company's assets; changes in general economic conditions or conditions in the financial markets; changes in laws; and other risks and uncertainties as disclosed in the Company's public disclosure filings under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this report.